Exhibit 99.1

Pembina Pipeline Corporation Announces $460 Million of New Capital Projects

Long-term agreements underpin third fractionator at Pembina's Redwater complex

CALGARY, May 12, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has reached binding commercial agreements to proceed with constructing a new 55,000 barrel per day ("bpd") propane-plus fractionator ("RFS III") at its existing Redwater fractionation and storage complex ("Redwater") and a new high vapour pressure ("HVP") pipeline lateral that will extend the gathering potential of its Brazeau Pipeline in the Willesden Green area of south-central Alberta.

RFS III, which is underpinned by long-term take-or-pay contracts with multiple producers, is expected to cost approximately $400 million (including associated caverns and capital previously announced for the RFS III pre-build). The facility will be the third fractionator at Pembina's Redwater complex and will leverage the design and engineering work completed for Pembina's first and second fractionators ("RFS I" and "RFS II"). Pembina announced the RFS III pre-build on July 31, 2013, whereby the design of certain facilities at RFS II were expanded in order to accommodate the development of RFS III. This pre-build resulted from the Company's confidence that there would be customer demand for additional fractionation capacity at Redwater.

"We are excited to have secured the commercial agreements to proceed with building a third fractionator," said Stuart Taylor, Pembina's Senior Vice President, NGL and Natural Gas Facilities. "RFS III will provide our customers with timely fractionation capacity along with efficient storage and market access through our well-established facilities at Redwater. Leveraging our existing assets and using similar plant designs again demonstrates the value of our integrated strategy."

Currently, RFS I has an operating capacity of 73,000 bpd. As previously announced, RFS I is being debottlenecked to bring capacity to approximately 82,000 bpd in the fourth quarter of 2015. When combined with RFS II, which is expected to come into service in the fourth quarter of 2015, the Company's fractionation capacity is anticipated to nearly double to 155,000 bpd. With the addition of RFS III, Pembina's fractionation capacity will total 210,000 bpd, making the Company's Redwater complex the largest fractionation facility in Canada. Certain components of RFS III will be upsized and the site will be designed to accommodate a de-ethanizer tower in the future, should Pembina receive commercial support to backstop such an expansion. With a de-ethanizer tower, capacity at RFS III would reach 73,000 bpd and bring the total capacity at Redwater to 228,000 bpd. Subject to regulatory and environmental approval, Pembina expects RFS III to be in-service in the third quarter of 2017.

In conjunction with building RFS III, Pembina also plans to construct a new HVP pipeline lateral into the Willesden Green area in south-central Alberta, at an estimated cost of approximately $60 million. The project, which is underpinned by a long-term take-or-pay contract, entails installing approximately 56 kilometres of new HVP pipeline, along with other associated infrastructure. The new HVP pipeline will be connected to Pembina's Brazeau Pipeline and will be capable of transporting ethane-plus ("C2+") natural gas liquids from the field for delivery into the Fort Saskatchewan area. Subject to regulatory and environmental approval, Pembina expects the new C2+ lateral to be in-service in mid-2015. As a result of the C2+ lateral, an additional 10,000 bpd of capacity will be under long-term contract for fractionation at Pembina's Redwater complex.

"Projects like these support our continued focus on expanding our fee-for-service business and integrated service offering, which in turn help drive sustainable dividend growth - and ultimately value for our shareholders - for many years to come," added Mr. Taylor.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "expand", "would", "plans" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the planned capacity of the proposed RFS III; the anticipated capital cost of RFS III; the expected in-service date of RFS III; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for fractionation and transportation services; future levels of oil and natural gas development; and potential revenue and cash flow enhancement; future cash flows.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

Image with caption: "Aerial of Pembina Pipeline Corporation's Redwater fractionation facility. (CNW Group/Pembina Pipeline Corporation)". Image available at: http://photos.newswire.ca/images/download/20140512_C7953_PHOTO_EN_40217.jpg

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

or

Media Inquiries:
Laura Lunt
Manager, Regulatory Affairs & External Communications
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 18:04e 12-MAY-14